TIAN RUIXIANG Holdings Ltd

October 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Shane Callaghan
Nicholas Panos

Re:	TIAN RUIXIANG Holdings Ltd
Schedule 13D Filed by Min Zhou
Filed June 10, 2024
File No. 005-92589

Ladies and Gentlemen:

This letter is in response to the letter dated September 25, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Min Zhou (the “Reporting Person”). For ease of reference, we have recited the Commission’s comment in this response.

Schedule 13D Filed June 10, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was April 18, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 18, 2024 event date, the Schedule 13D submitted on June 10, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Reporting Person respectfully advises the Staff that the Schedule 13D was not timely filed under Rule 13d-1(a) of Regulation 3D-G due to an oversight on the part of the Reporting Person. Upon the Reporting Person becoming aware of the oversight, she caused the Schedule 13D to be promptly filed. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person is fully committed to being compliant with the reporting rules going forward.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Min Zhou
Name:	Min Zhou

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC